UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Bankrate, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

 06646V-10-8
(CUSIP Number)

Robert J. DeFranco
Bankrate, Inc.
11760 U.S. Highway One, Suite 500
North Palm Beach, FL 33408
(561) 630-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 May 10, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  9

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 4 Pages

SCHEDULE 13D

CUSIP No. 06646V-10-8	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS	Peter C. Morse
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) 9
(b) 9

3	SEC USE ONLY

4	SOURCE OF FUNDS*	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) or 2(e)	9

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF	7	SOLE VOTING POWER	4,713,375
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER	4,713,375
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON	4,713,375

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	9

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	26.0%

14	TYPE OF REPORTING PERSON*	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 4 Pages

Item 1.	Security and Issuer

This Statement relates to the Common Stock, par value $.01 per share (“Common Stock"), of Bankrate, Inc., a Florida corporation (the "Company"). The address of the principal executive offices of the Company is 11760 U.S. Highway One, Suite 500, North Palm Beach, Florida 33408.

Item 2.	Identity and Background

This Statement is being filed by Peter C. Morse. Mr. Morse is a United States citizen whose business address is 100 Front Street, Suite 900, West Conshohocken, Pennsylvania 19428. Mr. Morse currently serves as Chairman of the Board of Directors of the Company.

The undersigned has not been convicted of any offense in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or pursuant to which he was found to have violated such laws.

Item 5.	Interest in Securities of the Issuer

The undersigned may be regarded as the beneficial owner of 4,713,375 shares of Common Stock, including 65,000 shares subject to presently exercisable options held by the undersigned (the "Option Shares"), or approximately 26.0% of the aggregate of all shares of Common Stock currently outstanding.

The undersigned has the sole power to vote or direct the voting of 4,713,375 shares, including the Option Shares, and has the sole power to dispose or direct the disposition of 4,713,375 of those shares.

On May 10, 2006, the undersigned sold 409,250 shares of Common Stock as part of a registered offering of Common Stock by Bankrate, Inc. The price per share was $48.25. Except for the sale of these shares on May 10, 2006, the undersigned has not effected any transactions in the Common Stock during the past 60 days.

Item 6.	Contacts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the undersigned and any other person with respect to any securities of the Company.

Page 3 of 4 Pages

Item 7.	Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2006
(Date)
/s/ Peter C. Morse
(Signature)

Peter C. Morse

Page 4 of 4 Pages